

Mail Stop 3561

December 31, 2015

Via E-mail
Mr. David F. Emery
Chief Executive Officer
Regulus Corporation
423 Main Street, 2nd Floor
Rockland, ME 04841

> **Re: Regulus Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 17, 2015**
> **File No. 333-205130**

Dear Mr. Emery:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2015 letter.

Dilution, page 22

1. Please provide us with your calculations of "Post Offering Net Tangible Book Value Per Share" and "Dilution Per Share for New Shareholders" at September 30, 2015 under all scenarios described in your filing.

Business Operations, page 29

2. We note the revisions made in response to comments 5 and 6. However, we continue to note references to existing clients despite updated disclosure that you have not yet engaged in business dealings with any prospective clients. Please revise to provide the

basis for these and similar statements or remove them. As 2 non-exclusive examples, it is unclear (1) what existing clients and investors you reference when you state on page 29 that you "utilize independent sales personnel working in Florida and Illinois to generate additional clients and investors," and (2) what existing services and relationships support the statement on page 30 that "Regulus provides full-service, extensive corporate financial consulting advice to corporate clients." Please revise accordingly.

3. Additionally, please revise at the first reference to clarify, if true, that Morningstar Services is not related to the large, well-known investment research and financial advisory firm with a similar name.

Balance Sheet, page 53

4. Please tell us your basis in GAAP for presenting Sky Pass Corp's Shareholder's Deficit in your balance sheet as of September 30, 2015, rather than your own. Please also expand your disclosure to describe Sky Pass Corp's business and the relationship between Sky Pass Corp and Regulus Corporation.

Note 4. Related Party Transactions, page 61

5. Your disclosure indicates that you have received $35,000 in a demand unsecured promissory note from Raj Shah which will enable him to convert this principal into 70,000 shares of common stock valued at $0.50 per share after your registration goes effective and you recorded $35,000 cash proceeds and convertible note payable related party in the period ended September 30, 2015. We also note your disclosure under Related Party Stock Issuance on page 43 stating that "Raj Shah executed a promissory note in favor of the Company in the principal amount of $35,000. The note was given in exchange for the issuance of 70,000 shares of the Company's common stock to Mr. Shah… As of the date of this prospectus, Mr. Shah has made no payments of principal on this note." Please revise your disclosure to reconcile the difference and clarify the amount of cash payments you received from Mr. Shah.

Item 15. Recent Sales of Unregistered Securities, page 65

6. We reissue comment 12. Please reconcile the disclosure in this section with the disclosure elsewhere in the prospectus and the financial statements. The financial statements reflect 1 million shares of common stock issued through March 31, 2015. However, this section only reflects 975,000 shares issued in that same time period.

Exhibit 23.1

7. Please make arrangements with your auditors for them to file a revised consent which references their audit report with respect to your consolidated financial statements for the period February 5, 2015 (inception) through September 30, 2015.

Exhibits

8. We reissue comment 13. Please file your exhibits with an acceptable electronic format.
    Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR
    Filer Manual.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please
contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other
questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Adam S. Tracy, Esq.
        Securities Compliance Group, Ltd.